EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Chambers Street Properties of our report dated March 1, 2013, with respect to the consolidated balance sheets of Duke/Hulfish LLC and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and other comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement Schedule III, which report appears in the December 31, 2012 Annual Report on Form 10-K of Chambers Street Properties. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Indianapolis, Indiana
November 6, 2013